                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)

                        (AMENDMENT NO. 9 TO SCHEDULE 13D)

                    Under the Securities Exchange Act of 1934

                                BRITESMILE, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   461909 20 2
                                 (CUSIP Number)


                              CRAIGH LEONARD, ESQ.
                             RICHARDS & O'NEIL, LLP
                                885 THIRD AVENUE
                          NEW YORK, NEW YORK 10022-4873
                                 (212) 207-1200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 30, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


                                   Page 1 of 9
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                                  SCHEDULE 13D

CUSIP NO. 461909 20 2

(1)      Name of reporting persons...................      LCO INVESTMENTS LIMITED
         S.S. or I.R.S. identification Nos. of above
         persons.....................................

(2)      Check the appropriate box if a member of a        (a) |X|
         group (see instructions)....................
                                                           (b) |_|

(3)      SEC use only................................

(4)      Source of funds (see instructions)..........      WC
                                                           OO

(5)      Check if disclosure of legal proceedings is
         required pursuant to items 2(d) or 2(e).....      |_|

(6)      Citizenship or place of organization........      GUERNSEY, CHANNEL ISLANDS

Number of shares beneficially owned by
each reporting person with:

(7)      Sole voting power...........................      13,498,991 (which includes 1,031,553 shares subject to
                                                           acquisition within 60 days on conversion of certain Notes
                                                           and exercise of certain Warrants)

(8)      Shared voting power.........................      None

(9)      Sole dispositive power......................      13,498,991 (which includes 1,031,553 shares subject to
                                                           acquisition within 60 days on conversion of certain Notes
                                                           and exercise of certain Warrants)

(10)     Shared dispositive power....................      None

(11)     Aggregate amount beneficially owned by each       13,498,991 (which includes 1,031,553 shares subject to
         reporting person............................      acquisition within 60 days on conversion of certain Notes
                                                           and exercise of certain Warrants)

(12)     Check if the aggregate amount in
         Row (11) excludes certain shares (see
         instructions)...............................      |_|


                                   Page 2 of 9

(13)     Percent of class represented by amount in
         Row (11)....................................      53.99%

(14)     Type of reporting person (see instructions).      CO

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                                  SCHEDULE 13D

CUSIP NO. 461909 20 2

(1)      Name of reporting persons...................      THE ERSE TRUST
         S.S. or I.R.S. identification Nos. of above
         persons.....................................

(2)      Check the appropriate box if a member of a        (a) |X|
         group (see instructions)....................
                                                           (b) |_|

(3)      SEC use only................................

(4)      Source of funds (see instructions)..........      Not applicable

(5)      Check if disclosure of legal proceedings is
         required pursuant to items 2(d) or 2(e).....      |_|

(6)      Citizenship or place of organization........      GUERNSEY, CHANNEL ISLANDS

Number of shares beneficially owned by
each reporting person with:

(7)      Sole voting power...........................      None

(8)      Shared voting power.........................      None

(9)      Sole dispositive power......................      None

(10)     Shared dispositive power....................      None

(11)     Aggregate amount beneficially owned by each       13,498,991 (which includes 1,031,553 shares subject to
         reporting person............................      acquisition within 60 days on conversion of certain Notes
                                                           and exercise of certain Warrants)

(12)     Check if the aggregate amount in
         Row (11) excludes certain shares (see
         instructions)...............................      |_|

(13)     Percent of class represented by amount in
         Row (11)....................................      53.99%

(14)     Type of reporting person (see instructions).      OO(Trust)

The inclusion of The ERSE Trust in this Statement shall not be construed as an admission that such party is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

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                                  SCHEDULE 13D

CUSIP NO. 461909 20 2

(1)      Name of reporting persons...................      CAP ADVISERS LIMITED
         S.S. or I.R.S. identification Nos. of above
         persons.....................................

(2)      Check the appropriate box if a member of a        (a) |X|
         group (see instructions)....................
                                                           (b) |_|

(3)      SEC use only................................

(4)      Source of funds (see instructions)..........      Not Applicable

(5)      Check if disclosure of legal proceedings is
         required pursuant to items 2(d) or 2(e).....      |_|

(6)      Citizenship or place of organization........      UNITED KINGDOM

Number of shares beneficially owned by
each reporting person with:

(7)      Sole voting power...........................      None

(8)      Shared voting power.........................      185,000

(9)      Sole dispositive power......................      None

(10)     Shared dispositive power....................      185,000

(11)     Aggregate amount beneficially owned by each       13,498,991 (which includes 1,031,553 shares subject to
         reporting person............................      acquisition within 60 days on conversion of certain Notes
                                                           and exercise of certain Warrants)

(12)     Check if the aggregate amount in
         Row (11) excludes certain shares (see
         instructions)...............................      |_|

(13)     Percent of class represented by amount in
         Row (11)....................................      54.73%

(14)     Type of reporting person (see instructions).      CO

The inclusion of CAP Advisers Limited in this Statement shall not be construed as an admission that such party is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

                                  SCHEDULE 13D

CUSIP NO. 461909 20 2

(1)      Name of reporting persons...................      ANTHONY M. PILARO
         S.S. or I.R.S. identification Nos. of above
         persons.....................................

(2)      Check the appropriate box if a member of a        (a) |X|
         group (see instructions)....................
                                                           (b) |_|

(3)      SEC use only................................

(4)      Source of funds (see instructions)..........      Not Applicable

(5)      Check if disclosure of legal proceedings is
         required pursuant to items 2(d) or 2(e).....      |_|

(6)      Citizenship or place of organization........      IRELAND

Number of shares beneficially owned by
each reporting person with:

(7)      Sole voting power...........................      None

(8)      Shared voting power.........................      None

(9)      Sole dispositive power......................      None

(10)     Shared dispositive power....................      None

(11)     Aggregate amount beneficially owned by each       13,498,991 (which includes 1,031,553 shares subject to
         reporting person............................      acquisition within 60 days on conversion of certain Notes
                                                           and exercise of certain Warrants)

(12)     Check if the aggregate amount in
         Row (11) excludes certain shares (see
         instructions)...............................      |_|

(13)     Percent of class represented by amount in
         Row (11)....................................      53.99%

(14)     Type of reporting person (see instructions).      IN

The inclusion of Anthony M. Pilaro in this Statement shall not be construed as an admission that such person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

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                          BRITESMILE, INC. SCHEDULE 13D
                                 AMENDMENT NO. 9

NOTE: This Amendment No. 9 amends a Statement on Schedule 13D filed on April 11, 1996 by LCO Investments Limited and others, as amended by an Amendment No. 1 filed on December 6, 1996, by an Amendment No. 2 filed on May 23, 1997, by an Amendment No. 3 filed on September 24, 1997, by an Amendment No. 4 filed on December 1, 1997, by an Amendment No. 5, filed on May 11, 1998, by an Amendment No. 6 filed on December 15, 1998 and by an Amendment No. 7 filed on July 2, 1999 and by an Amendment No. 8 filed on November 8, 1999 . This Amendment No. 9 is filed on behalf of LCO Investments Limited ("LCO INVESTMENTS"), The ERSE Trust, CAP Advisers Limited and Anthony M. Pilaro.

                  This Amendment No. 9 is being filed (a) to reflect the acquisition on June 30, 2000 by LCO Investments of (i) $4,250,000 principal amount of 5% Convertible Subordinated Notes of BriteSmile, Inc. which are convertible into 687,702 shares of common stock, par value $0.001 per share ("COMMON STOCK") of BriteSmile, Inc., and (ii) of Warrants to acquire 343,851 shares of Common Stock and (b) to reflect certain other purchases by LCO Investments aggregating 38,000 shares of Common Stock. There has been no change in the information set forth in response to Item 1, 2, 4, 5 (except for 5(c)) or 6 of the Schedule 13D. Accordingly, those Items are omitted from this Amendment No. 9.

                  The inclusion of The ERSE Trust, CAP Advisers Limited and Anthony M. Pilaro shall not be construed as an admission that such parties are, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this Statement.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 is amended to add the following:

                  Using its own funds, LCO Investments purchased (i) on May 26, 2000 38,000 shares of Common Stock on the NASDAQ National Market for an aggregate purchase price of $242,930, (ii) on June 30, 2000 $4,250,000 principal amount of 5% Subordinated Promissory Notes of BriteSmile, Inc. which are convertible into 687,702 shares of Common Stock, and (iii) on June 30, 2000 Warrants to acquire 343,851 shares of Common Stock. The 5% Subordinated Promissory Notes and Warrants were purchased from BriteSmile, Inc. for an aggregate purchase price of $4,250,000 in a private placement pursuant to a Securities Purchase Agreement, dated June 30, 2000, between BriteSmile, LCO Investments and other parties (the "2000 PURCHASE AGREEMENT").

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5(c) is amended to add the following paragraphs:

                  On May 26, 2000 LCO Investments purchased the following shares of Common Stock on the NASDAQ National Market for the following prices:

                   Number of Shares             Per Price Share

                         2,500                       5.25
                         8,900                       5.875
                         2,700                       6.5625
                        20,000                       6.625
                         3,900                       7.00
                        ------
                        38,000

                  On June 30, 2000, pursuant to the 2000 Purchase Agreement, LCO Investments purchased from BriteSmile, Inc. $4,250,000 5% Convertible Subordinated Promissory Notes which are convertible into 687,250 shares of Common Stock and Warrants to acquire 343,857 shares of Common Stock for an aggregate purchase price of $4,250,000.

                  As a result of these acquisitions, LCO Investments beneficially owns 13,498,991 shares of Common Stock (which includes 1,031,553 shares that are subject to acquisition on conversion and exercise of the Notes and Warrants acquired pursuant to the 2000 Purchase Agreement and 1,000,000 shares which are owned by a subsidiary of LCO Investments.) These shares represent 53.99% of the outstanding stock of BriteSmile, Inc. (treating as outstanding the said 1,031,553 shares that are subject to acquisition by LCO Investments). Neither ERSE Trust, CAP Advisers Limited or Anthony M. Pilaro own any shares of Common Stock. However, CAP Advisers Limited, in its capacity as trustee of three separate trusts, shares power to vote and dispose of 185,000 shares of Common Stock.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  EXHIBIT E which was previously filed, is the Power of Attorney and Authorizing Agreement appointing Craigh Leonard as Attorney-in-Fact and authorizing him to sign the Schedule 13D and all amendments thereto.

                  EXHIBIT Y which was previously filed is the Joint Filing Agreement among LCO Investments Limited, the ERSE Trust, CAP Advisers Limited and Anthony M. Pilaro, dated June 30, 1999.

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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 10, 2000

                                        LCO INVESTMENTS LIMITED


                                        By /s/ CRAIGH LEONARD
                                           -------------------------------------
                                           Craigh Leonard, Attorney-in-Fact


                                        THE ERSE TRUST


                                        By /s/ CRAIGH LEONARD
                                           -------------------------------------
                                           Craigh Leonard, Attorney-in-Fact


                                        CAP ADVISERS LIMITED


                                        By /s/ CRAIGH LEONARD
                                           -------------------------------------
                                            Craigh Leonard, Attorney-in-Fact


                                        /s/ CRAIGH LEONARD
                                        ----------------------------------------
                                           Anthony M. Pilaro, by Craigh Leonard,
                                           Attorney-in-Fact